
Got a question? We'd love to help!

Can't find what you're looking for?

Email us: hello@wefunder.com

> Search the FAQ ...

← Back to FAQs

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ready to get started?

RAISE FUNDING   OR, EXPLORE STARTUPS

Useful Articles

Valuation Cap

SAFE (Simple Agreement For Future Equity)

Legal Primer For Founders

What Is A SAFE?

Pre-Money Valuation

Will Investors Contact Me Directly?

Financial Requirements: Regulation Crowdfunding

Revenue Share

How Does Preferred Stock Work?

Getting Started On Your Wefunder Campaign

Can't find what you're looking for?

Email us: hello@wefunder.com



Wefunder is a Public Benefit Corporation.
We're here to fix capitalism.

2012-2021 IMPACT REPORT

Our Story   Investor FAQ   App Store

Jobs   Founder FAQ   Google Play

Blog   Guides

Press   Support

Get $2500

